SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                   27 May 2005


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 27 May 2005 re: Transition to IFRS



LLOYDS TSB GROUP PLC



                               TRANSITION TO IFRS



                 RESTATEMENT OF 2004 FINANCIAL INFORMATION FROM

                      UK GAAP AND IMPLEMENTATION OF FRS 27



CONTENTS





                                                                            Page
Introduction                                                                   1
Overview                                                                       2
Consolidated IFRS income statements                                            7
Consolidated IFRS balance sheets                                               8
Summarised IFRS segmental information                                         10
Changes in accounting policies : key differences from UK GAAP                 11
Special purpose audit report                                                  18

Appendices
1.   Basis of preparation                                                     20
2.   Provisional IFRS accounting policies                                     22



FORWARD LOOKING STATEMENTS



This document contains forward looking statements with respect to the business, strategy and plans of the Lloyds TSB Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds TSB Group's or management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Lloyds TSB Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, risks concerning borrower credit quality, market related risks such as interest rate risk and exchange rate risk in its banking businesses and equity risk in its insurance businesses, inherent risks regarding changing demographic developments, catastrophic weather and similar contingencies outside Lloyds TSB Group's control, any adverse experience in inherent operational risks, any unexpected developments in regulation or regulatory actions, changes in customer preferences, competition, industry consolidation, acquisitions and other factors. For more information on these and other factors, please refer to Lloyds TSB Group's Registration Statement on Form 20-F filed with the US Securities and Exchange Commission and to any subsequent reports furnished by Lloyds TSB Group to the US Securities and Exchange Commission or to the London Stock Exchange. The forward looking statements contained in this document are made as of the date hereof, and Lloyds TSB Group undertakes no obligation to update any of its forward looking statements.


LLOYDS TSB GROUP - TRANSITION TO IFRS


                                  INTRODUCTION


Up to 31 December 2004, the Group prepared its financial statements in accordance with UK Generally Accepted Accounting Principles ('UK GAAP'). On 1 January 2005, the Group, in common with other listed entities within the European Union ('EU'), implemented International Financial Reporting Standards ('IFRS'). This document sets out the impact of these changes upon the Group's financial position and reconciles the restated comparatives to previously published 2004 UK GAAP financial information. In addition, in accordance with an undertaking given to the UK Accounting Standards Board during 2004, the Group has adopted the requirements of the UK Financial Reporting Standard ('FRS') 27 " Life Assurance", which has the effect of changing the accounting for certain Scottish Widows insurance contracts.


Comparative information for 2004 has been restated to take into account the requirements of all of the standards except for IAS 32 "Financial Instruments:
Disclosure and Presentation", IAS 39 "Financial Instruments: Recognition and Measurement" and IFRS 4 "Insurance Contracts". These three standards have been implemented with effect from 1 January 2005 and the opening balance sheet at this date has been adjusted accordingly. In accordance with the requirements of IFRS, 2004 comparative information has not been restated for the effects of FRS 27.


Provisional accounting policies that the Group proposes to adopt in the preparation of its 2005 half-year and full-year results are also provided. These provisional accounting policies are in accordance with all standards and related interpretations that have been endorsed for use by the EU, and with all extant accounting standards and interpretations issued by the IASB.


Further standards and interpretations may be issued that could be applicable for financial years ending in 2005 or later but with the option for earlier adoption. The Group's first annual IFRS financial statements may, therefore, be prepared in accordance with different accounting policies to those used in this document and, as a result, the financial information in this document could be subject to change.

LLOYDS TSB GROUP - TRANSITION TO IFRS


                                    OVERVIEW


From 1 January 2005, the Group has been using IFRS as its primary financial reporting framework. Although the move to IFRS significantly changes the timing of earnings recognition in financial results, it is important to note that there is no IFRS impact on business fundamentals and cash flows, the development of our organic growth strategies, or the Group's capital management policies. Whilst IFRS implementation is likely to result in greater earnings volatility in the future, the Group will endeavour to ensure that comparable underlying business performance and trends are clearly identified on an ongoing basis.


2004 EARNINGS RESTATEMENT


In accordance with the requirements of IFRS, revised results for 2004 include only those adjustments for standards implemented with effect from 1 January 2004 (i.e. they exclude adjustments for standards which have been implemented with effect from 1 January 2005). The key changes to the 2004 profit and loss account arising as a result of IFRS are:


-         Profit before tax increased by GBP2 million to GBP3,495 million.

- Profit attributable to equity shareholders decreased by GBP29 million, or 1 per cent, to GBP2,392 million.

-         Earnings per share decreased by 1 per cent to 42.8 pence.


The changes to earnings reflect the accounting treatment of goodwill, leasing, employee share option schemes and certain aspects relating to the Group's insurance businesses.


1 JANUARY 2005 - BALANCE SHEET RESTATEMENT


The key changes as a result of adopting IFRS and FRS 27, compared with the Group's balance sheet on 31 December 2004 under UK GAAP, are:


-         Shareholders' equity reduced by GBP405 million to GBP9,572 million.

-         Total assets increased by GBP12,154 million to GBP291,997 million.

- Total capital ratio increased to 10.1 per cent and tier 1 capital ratio decreased to 8.2 per cent, compared to 10.0 per cent and 8.9 per cent respectively under UK GAAP at 31 December 2004.


The most significant changes to the Group's balance sheet reflect changes in life assurance and dividend accounting; and the grossing up of certain lending, deposit and derivative balances.


2005 EARNINGS IMPACT


Current indications are that the overall impact of the adoption of IFRS, excluding the volatility introduced by the requirements of IAS 39 and FRS 27, will be to reduce the Group's 2005 reported earnings per share by approximately 6 per cent. On a similar basis, profit attributable to shareholders and earnings per share, before goodwill amortisation, are expected to be reduced by approximately 7 per cent.


Key changes reflect the introduction of the use of effective interest rates, the reclassification of certain securities from equity to debt, and the impact of discounting on levels of loan loss impairment.

LLOYDS TSB GROUP - TRANSITION TO IFRS


Income statement


                                                                               2004            Increase
                                                                      UK GAAP        IFRS*    (Decrease)
                                                                         GBPm         GBPm         GBPm
Total income, net of claims                                             9,343        9,679          336
Operating expenses                                                     (4,917)      (5,297)         380
Trading surplus                                                         4,426        4,382          (44)
Profit before tax                                                       3,493        3,495            2
Profit attributable to shareholders                                     2,421        2,392          (29)
Earnings per share (pence)                                               43.3p        42.8p
Post-tax return on average
shareholders' equity (%)                                                 24.3%        22.6%



Profit before tax under IFRS for the year ended 31 December 2004, at GBP3,495 million, was broadly unchanged from that previously reported under UK GAAP. The effect of IFRS 3 which requires that goodwill is no longer amortised but is subject to an annual impairment test, and the beneficial impact of changes in the accounting treatment for certain aspects of Scottish Widows' business, in particular the unit trust operations, where up-front commissions are now spread over the life of the related transactions, were largely offset by changes in lease accounting, which result in a greater proportion of profit being deferred, and an increased charge in respect of employee share option schemes. Profit attributable to shareholders and earnings per share were 1 per cent lower at GBP2,392 million and 42.8 pence respectively, reflecting an increase in the deferred tax provision in Scottish Widows. Excluding the impact of goodwill, profit before tax was GBP42 million, or 1 per cent, lower.


Although the effect of the adoption of IFRS upon the Group's profit before tax and earnings in 2004 is not significant, the requirement to consolidate the results of our life assurance business on a line-by-line basis rather than as a single line item has resulted in a substantial increase in total income, with a compensating increase in insurance claims. Going forward, in order to provide a clearer representation of business performance, insurance claims will be deducted from total income.


A summarised analysis of the changes that have been made is set out below.


                                                                     Movement in           Movement in
                                                                   total income,         profit before
                                                                   net of claims                   tax
                                                                            2004                  2004
                                                                            GBPm                  GBPm
Consolidation of life assurance                                              405                    (4)

business and other entities
Accounting for leasing business                                              (19)                  (32)
Employee benefits                                                            (39)                  (25)
Unit trust income recognition                                                 31                    31
Cessation of goodwill amortisation                                             -                    44
Other adjustments                                                            (42)                  (12)
                                                                             336                     2

LLOYDS TSB GROUP - TRANSITION TO IFRS


                     Balance sheet and shareholders' equity


The overall effect of the adoption of IFRS upon the Group's balance sheet is set out below. Shareholders' equity has reduced by GBP405 million, or 4 per cent, compared to the position at 31 December 2004 under UK GAAP, while total assets have increased by GBP12.2 billion, or 4 per cent.


                                                     31 December 2004         1 January 2005           Increase
                                                              UK GAAP                  IFRS*          (Decrease)
                                                                 GBPm                   GBPm               GBPm
Balance sheet
Shareholders' equity                                            9,977                  9,572               (405)
Net assets per share (pence)                                      176                    169
Total assets                                                  279,843                291,997             12,154

Risk asset ratios                                                   %                      %
Total capital                                                    10.0                   10.1
Tier 1 capital                                                    8.9                    8.2



The principal cause of the reduction in shareholders' equity arises from changes in accounting for certain aspects of the Group's life assurance businesses.
IFRS 4 introduces a definition of an insurance contract which differs from that under UK GAAP. For contracts meeting this new definition IFRS permits the continued use of UK GAAP, however investment contracts not meeting the revised definition must be accounted for as financial instruments under IAS 39. As a result, the value of in-force business previously recognised in respect of these investment contracts can no longer be carried on the Group's balance sheet.
This resulted in a reduction in shareholders' equity at 1 January 2005 of GBP836 million.


For those contracts meeting the new definition of insurance business, the Group has amended its previous UK GAAP accounting policy to comply with the requirements of FRS 27. As a result, the value of in-force business relating to these contracts no longer includes the benefit of future investment margins, and also includes the realistic valuation of options and guarantees within the with-profits fund; this has resulted in a further reduction in shareholders' equity at 1 January 2005 of GBP230 million.


Other factors that led to a reduction in shareholders' equity are:


- The accounting treatment of derivative contracts. All derivatives, including those entered into for risk management and balance sheet management purposes, must now be carried in the Group's balance sheet at fair value. The Group has established a number of hedging relationships which comply with the requirements of IAS 39 in order to mitigate income statement volatility, however, the initial fair value adjustment has resulted in a reduction in shareholders' equity of GBP192 million.


* Includes IAS 32, IAS 39 and IFRS 4, together with the impact of FRS 27.

LLOYDS TSB GROUP - TRANSITION TO IFRS


- Changes in the accounting treatment of leases, which have the effect of deferring the timing of income recognition on finance leases and accelerating depreciation on some operating lease assets. This has led to a reduction in shareholders' equity of GBP268 million.


- Changes in provisioning methodology used in the calculation of loan loss impairment to reflect the impact of discounting on expected cash flows from impaired lending. This reduced shareholders' equity by GBP221 million.


These reductions in shareholders' equity have been largely offset by the effect of moving from an accruals to a payments basis of accounting for dividends which increased shareholders' equity by GBP1,315 million.


A summarised analysis of the changes that have been made is set out below.


                                                                    Movement in
                                                                  shareholders'
                                                                         equity
                                                                           GBPm

Changes to insurance accounting
3/4         arising from IFRS 4                                            (836)
3/4         arising from FRS 27                                            (230)
                                                                         (1,066)
Accounting for derivatives                                                 (192)
Accounting for leasing business                                            (268)
Impairment                                                                 (221)
Dividends                                                                 1,315
Other                                                                        27
                                                                           (405)


Total assets at 1 January 2005 increased by GBP12.2 billion, compared to the 31 December 2004 UK GAAP position. The increase principally reflects a GBP10.2 billion grossing up of lending, deposit and derivative balances which under UK GAAP could be offset against each other. The consolidation of Open Ended Investment Companies, unit trusts and other entities, and changes to the accounting for the Group's insurance business increased assets by GBP2.6 billion. The Group's risk-weighted assets were broadly unchanged. The total capital ratio at 1 January 2005 was 10.1 per cent, broadly unchanged from 31 December 2004 whilst, largely as a result of the IFRS 4 and FRS 27 related reduction in the value of in-force insurance business, the tier 1 capital ratio reduced from 8.9 per cent to 8.2 per cent.

LLOYDS TSB GROUP - TRANSITION TO IFRS



                                  2005 impact



The effect of the full implementation of IFRS and FRS 27 on the Group's 2005 earnings will depend upon a number of factors such as business mix, rate of growth and market conditions. The increased use of fair values is likely to lead to greater volatility, particularly in the results of the Group's life assurance businesses. Excluding this volatility, the application of effective interest rates, the reclassification of certain securities issued by the Group from minority interests to debt, and the impact of discounting on levels of loan loss impairment, are likely to result in some reduction in profits.


Current indications are that the overall impact will be to reduce the Group's reported earnings per share (before volatility), compared with those that would have been reported under UK GAAP, by approximately 6 per cent. Excluding goodwill amortisation, earnings per share (before volatility) are expected to reduce by 7 per cent. Profit before tax (before volatility) is expected to be approximately 8 per cent lower, additionally reflecting the inclusion of coupon payments on preferred securities now being treated as an interest expense rather than minority interests. This likely reduction in earnings in 2005 is almost entirely due to changes in the timing of income and expense recognition in the Group's financial statements.

LLOYDS TSB GROUP - TRANSITION TO IFRS


                      CONSOLIDATED IFRS INCOME STATEMENTS


                                                     Year ended                 Half-year ended
                                               31 December 2004        30 June 2004   31 December 2004
                                                           GBPm                GBPm               GBPm
Interest income                                          10,707               4,907              5,800
Interest expense                                         (5,597)             (2,389)            (3,208)
Net interest income                                       5,110               2,518              2,592
Insurance premium income                                  6,070               2,843              3,227
Fees and commissions receivable                           3,054               1,448              1,606
Fees and commissions payable                               (844)               (424)              (420)
Net fee and commission income                             2,210               1,024              1,186
Net trading income                                        5,036                 816              4,220
Other operating income                                      875                 445                430
Total income                                             19,301               7,646             11,655
Insurance claims                                         (9,622)             (3,074)            (6,548)
Total income, net of insurance claims                     9,679               4,572              5,107
Administrative expenses                                  (4,659)             (2,230)            (2,429)
Depreciation                                               (638)               (319)              (319)
Total operating expenses                                 (5,297)             (2,549)            (2,748)
Trading surplus                                           4,382               2,023              2,359
Impairment losses on loans and advances                    (866)               (442)              (424)
Operating profit                                          3,516               1,581              1,935
Loss on disposal of businesses                              (21)                (13)                (8)
Profit before tax                                         3,495               1,568              1,927
Taxation                                                 (1,036)               (442)              (594)
Profit for the year                                       2,459               1,126              1,333

Profit attributable to minority interests                    67                  32                 35
Profit attributable to equity shareholders                2,392               1,094              1,298
                                                          2,459               1,126              1,333

Basic earnings per share                                   42.8p               19.6p              23.2p

Diluted earnings per share                                 42.5p               19.5p              23.0p


LLOYDS TSB GROUP - TRANSITION TO IFRS


                        CONSOLIDATED IFRS BALANCE SHEETS


                                                         1 January   31 December       30 June      1 January
                                                              2005          2004          2004           2004
                                                              GBPm          GBPm          GBPm           GBPm
Assets
Cash and balances at central banks                           1,078         1,078           892          1,195
Items in the course of collection from banks                 1,462         1,462         1,879          1,447
Treasury bills and other eligible bills                                       92           142            539
Trading securities                                          10,645
Derivative financial instruments                             9,263
Other financial assets at fair value                        46,208

through profit or loss
Loans and advances to banks                                 31,851        31,848        34,305         22,142
Loans and advances to customers                            161,162       155,318       142,209        136,113
Debt securities                                                           43,485        44,007         45,885
Equity shares                                                             27,323        25,362         25,625
Available-for-sale financial assets                         14,593
Investment property                                          3,776         3,776         3,501          3,551
Interests in joint ventures                                     53            53            53             54
Goodwill                                                     2,469         2,469         2,507          2,513
Value of in-force business                                   1,890         2,913         2,955          2,879
Intangible assets                                               28            28            43             41
Deferred tax asset                                                -            -            -              54
Fixed assets                                                 4,180         4,180         4,062          3,944
Other assets                                                 3,339         8,960         8,370          7,495
Total assets                                               291,997       282,985       270,287        253,477


LLOYDS TSB GROUP - TRANSITION TO IFRS


                  CONSOLIDATED IFRS BALANCE SHEETS (continued)



                                                       1 January    31 December        30 June     1 January
                                                            2005           2004           2004          2004
                                                            GBPm           GBPm           GBPm          GBPm
Equity and liabilities
Deposits from banks                                       39,723         39,723         37,569        23,947
Customer accounts                                        126,349        119,811        116,357       114,501
Items in course of transmission to banks                     631            631            765           626
Derivative financial instruments                          10,334

and other trading liabilities
Liabilities to customers under investment contracts       16,361
Debt securities in issue                                  28,728        28,770          28,564        27,458
Insurance contract liabilities                            36,725        52,289          49,349        49,028
Unallocated surplus within insurance business                426         1,362             410           339
Other liabilities                                          8,476        14,866          13,171        12,310
Deferred tax liabilities                                      15           214              12             -
Other provisions                                             270           211             153           216
Retirement benefit obligations                             3,075         3,075           3,116         3,172
Subordinated liabilities:
- Undated loan capital                                     6,613         5,852           5,850         5,959
- Dated loan capital                                       4,598         4,400           3,933         4,495
                                                          11,211        10,252           9,783        10,454
Other long-term borrowings                                    20
Total liabilities                                        282,344       271,204         259,249       242,051


Equity
Share capital                                              1,399         1,419           1,419         1,418
Share premium account                                      1,145         1,145           1,144         1,136
Other reserves                                               371           343             343           343
Retained profits                                           6,657         8,243           7,512         7,747
Shareholders' equity                                       9,572        11,150          10,418        10,644
Minority interests                                            81           631             620           782
Total equity                                               9,653        11,781          11,038        11,426
Total equity and liabilities                             291,997       282,985         270,287       253,477


LLOYDS TSB GROUP - TRANSITION TO IFRS


                     SUMMARISED IFRS SEGMENTAL INFORMATION


Year ended 31 December 2004
                                                                           Wholesale
                                                            Insurance            and      Central
                                            UK Retail             and  International        Group
                                              Banking     Investments        Banking        Items         Total
                                                 GBPm            GBPm           GBPm         GBPm          GBPm

Net interest income                             3,228             283          2,006         (407)        5,110
Other income                                    1,696          10,745          1,558           45        14,044
Total income                                    4,924          11,028          3,564         (362)       19,154
Insurance claims                                    -          (9,622)             -            -        (9,622)
Total income, net of insurance claims           4,924           1,406          3,564         (362)        9,532
Operating expenses                             (2,609)           (622)        (2,078)          12        (5,297)
Trading surplus (deficit)                       2,315             784          1,486         (350)        4,235
Impairment losses on loans and advances          (676)              3           (193)           -          (866)
Profit (loss) before tax*                       1,639             787          1,293         (350)        3,369
Volatility                                          -             147              -            -           147
Loss on sale of businesses                          -               -            (21)           -           (21)
Profit (loss) before tax                        1,639             934          1,272         (350)        3,495

* excluding volatility and loss on sale of businesses


Half-year ended 30 June 2004

                                                            Insurance            and      Central
                                            UK Retail             and  International        Group
                                              Banking     Investments        Banking        Items         Total
                                                 GBPm            GBPm           GBPm         GBPm          GBPm

Net interest income                             1,602             134            983         (201)        2,518
Other income                                      794           3,617            751           26         5,188
Total income                                    2,396           3,751          1,734         (175)        7,706
Insurance claims                                    -          (3,074)             -            -        (3,074)
Total income, net of insurance claims           2,396             677          1,734         (175)        4,632
Operating expenses                             (1,252)           (301)        (1,018)          22        (2,549)
Trading surplus (deficit)                       1,144             376            716         (153)        2,083
Impairment losses on loans and advances          (344)              -            (98)           -          (442)
Profit (loss) before tax*                         800             376            618         (153)        1,641
Volatility                                          -             (60)             -            -           (60)
Loss on sale of businesses                          -               -            (13)           -           (13)
Profit (loss) before tax                          800             316            605         (153)        1,568

* excluding volatility and loss on sale of businesses


In addition to the restatements required to reflect the implementation of IFRS, the segmental analysis has also been restated to reflect changes in the way earnings on capital and certain costs have been allocated.

LLOYDS TSB GROUP - TRANSITION TO IFRS


          CHANGES IN ACCOUNTING POLICIES: KEY DIFFERENCES FROM UK GAAP


The changes in financial information noted above are as a result of the Group changing its accounting policies to comply with the requirements of IFRS and the UK accounting standard FRS 27. Significant changes to the Group's previous UK GAAP accounting policies are set out below.


Accounting policy changes effective from 1 January 2004 and which impact 2004 comparatives:


Consolidation (IAS 27 and SIC-12)

IFRS requires line-by-line consolidation for all items of income and expenditure; consequently, the Group is no longer permitted to report the results and balances of the life assurance business as one line items. Instead these amounts are broken down into their constituent parts and allocated to the appropriate lines. As a result, in the income statement premiums receivable from policyholders and the returns on policyholder investments are now shown within total income, and a deduction is included for the related insurance claims expense. Although this represents a significant presentational change, there is no overall impact upon the Group's profitability. A further presentational change concerns the treatment within the income statement of movements in the value of in-force business.


Under UK GAAP, movements in the value of in-force business, together with the other components of the embedded value, were presented in the profit and loss account grossed up at the underlying rate of corporation tax. Under IAS 12 movements in the value of in-force business will now be presented net of tax; there is no impact upon attributable profits. Additional impacts of IAS 12 include changes to the measurement of the Scottish Widows' deferred tax assets and liabilities, and the inclusion of tax payable on the policyholders' investment returns within the tax charge.


IFRS also requires consolidation of several entities that the Group was not required to consolidate under UK GAAP including companies supporting the Group's securitisation conduits, which facilitate customers' own securitisations, and Open Ended Investment Companies (OEICs) and unit trusts where the Group, through the Scottish Widows life funds, has a controlling interest.


These changes have reduced the Group's profit before tax for the year ended 31 December 2004 by GBP4 million and increased shareholders' equity at 31 December 2004 by GBP13 million.


Leasing (IAS 17)

IFRS requires income from finance leases to be credited to the income statement to give a constant pre-tax rate of return on the net investment in the lease; UK
 GAAP required a constant post-tax rate of return. In addition, IFRS requires depreciation on operating lease assets to be charged on the same basis as for other tangible fixed assets, which for the Group is a straight-line basis.
Under UK GAAP depreciation was charged so as to give a constant rate of return on the leased asset.


The effect of these changes is to reduce profit before tax for the year ended 31 December 2004 by GBP32 million and reduce shareholders' equity at 31 December 2004 by GBP268 million.

LLOYDS TSB GROUP - TRANSITION TO IFRS


Employee benefits (IFRS 2, IAS 19)

IFRS 2 requires that a cost is recognised in the financial statements for all options granted under executive and employee Save-As-You-Earn ('SAYE') share-option schemes. The total cost recognised represents the fair value of the options (determined using an option valuation model) at the grant date, as adjusted for the expected number of forfeitures and, for executive schemes, the number of options for which the non-market performance target will not be met. The resulting cost is spread on a straight line basis over the period to vesting. This results in an increase in the cost recognised in the Group's income statement.


The Group has applied the requirements of FRS 17, Retirement Benefits, in its UK
 GAAP financial statements since 2002.   The requirements of that standard are
broadly similar to those of IAS 19, Employee Benefits; the application of IAS 19 has therefore had no significant impact on the Group's profit before tax for the year ended 31 December 2004. The Group has elected to apply the corridor approach to determine the treatment of actuarial gains and losses arising during the year as permitted under IAS 19. This means that to the extent that the cumulative gains or losses remain within a corridor, defined as the greater of 10 per cent of the scheme assets or liabilities, they are not reflected in the accounts. If the cumulative gains or losses exceed the corridor, the excess is charged or credited to the income statement on a straight line basis over the average remaining service lives of those employees who are members of the schemes. The effect of this has been to derecognise the actuarial losses charged to reserves in 2004 under UK GAAP in the restated figures.


The overall effect of the changes in accounting for employee benefits is to reduce profit before tax for the year ended 31 December 2004 by GBP25 million, principally representing the additional cost of the Group's SAYE share option schemes. Shareholders' equity at 31 December 2004 increased by GBP95 million largely as a result of the reversal of the actuarial losses charged against reserves in 2004 under UK GAAP.


Capitalisation of software (IAS 38)

Under UK GAAP the Group's accounting policy has been that only software costs relating to separable new systems have been capitalised within tangible fixed assets. Under IFRS, both external and directly related internal costs relating to enhancements that lead to additional system functionality are also now capitalised.


The effect of this change is to reduce profit before tax for the year ended 31 December 2004 by GBP12 million, as the effect of additional software capitalised during the year under IFRS, treated as an intangible asset, is more than offset by an increased amortisation charge reflecting the impact of additional software capitalised as at 1 January 2004. Shareholders' equity at 31 December 2004 is increased by GBP19 million equivalent to the post tax value of the additional software capitalised at that date.


Investment management fees (IAS 18)

Under IFRS the Group will move from immediate recognition of up-front fees received for investment management services to recognising them on a straight-line basis over the estimated lives of the investment contracts.

LLOYDS TSB GROUP - TRANSITION TO IFRS


The effect of this change has been to increase the Group's profit before tax for the year ended 31 December 2004 by GBP31 million. Shareholders' equity at 31 December 2004 is reduced by GBP37 million.


Goodwill (IFRS 3 and IAS 36)

Under UK GAAP the Group's accounting policy has been to amortise goodwill arising on acquisitions after 1 January 1998, with the exception of goodwill which arose on the acquisition of Scottish Widows. Under IFRS all goodwill recognised in the UK GAAP balance sheet at 1 January 2004 is carried forward without adjustment in the balance sheet and is now subject to impairment testing annually, or more frequently if events or circumstances indicate that it might be impaired.


The effect of this change is to increase profit before tax for the year ended 31 December 2004 by GBP44 million and shareholders' equity at 31 December 2004 by GBP41 million.


Dividends (IAS 10)

Under IFRS equity dividends declared after the balance sheet date may not be included as a liability at the balance sheet date. The effect of this change is to increase shareholders' equity at 31 December 2004 by GBP1,315 million, the amount of the 2004 final dividend.


Depreciation (IAS 16)

IFRS requires property, plant and equipment to be depreciated from the date of acquisition. Under UK GAAP, long leasehold and freehold properties have been depreciated only since 1 January 2000 and therefore it is necessary to adjust their carrying values to reflect the depreciation that would have been charged from the date of acquisition to 1 January 2000.


The effect of this change is to reduce shareholders' equity at 31 December 2004 by GBP47 million; the impact on the Group's profit before tax for the year ended 31 December 2004 is not significant.


Claims equalisation provision (IAS 37)

The claims equalisation provision in respect of the Group's general insurance business, established under law to minimise volatility in incurred claims, is not permitted under IFRS.


The effect of this change has been to increase the Group's profit before tax for the year ended 31 December 2004 by GBP10 million. Shareholders' equity at 31 December 2004 increased by GBP43 million.


Accounting policy changes effective from 1 January 2005 and which do not affect 2004 comparatives:


Fees integral to effective yield (IAS 18, IAS 39)

Fees and commissions that are an integral part of the effective yield on a financial instrument, and direct incremental costs associated with its origination, are included in the calculation of the effective interest rate and recognised over the expected life of the instrument, or a shorter period if appropriate. The effective interest rate is the rate that exactly discounts the expected future cash receipts or payments over the expected life of the financial instrument to the net carrying value of the instrument.

LLOYDS TSB GROUP - TRANSITION TO IFRS


As a result the recognition of up-front fees and costs that were recognised when received, or incurred, under UK GAAP, for example those related to loan origination, are now deferred and the recognition of fee income typically charged at the end of an agreement, for example early redemption charges on mortgages, brought forward.


The effect of this change has been to increase shareholders' equity at 1 January 2005 by GBP22 million.


Loan impairment (IAS 39)

IFRS adopts an incurred loss model for impairment losses on loans and provides guidance on the measurement of impairment. A provision is raised for losses in respect of exposures that are known to be impaired. The required provision is calculated by comparing the book value of the loans with the net present value of the expected future cash flows from the loans discounted at their effective interest rates or, as a practical expedient for variable rate loans, using observable market prices. Exposures found not to be impaired are placed into pools of similar assets with similar risk characteristics to be collectively assessed for losses that have been incurred, but are not yet identified. For such exposures, the required provision is estimated on the basis of historical loss experience for assets with credit risk characteristics similar to those in the collective pool, adjusted based on current observable data. As the discounting effect on the provisions unwinds, the resulting income is reflected within net interest income.


Although many of these principles are similar to those followed by the Group under UK GAAP, the requirement to discount the expected cash flows at the original effective interest rate when determining the provisioning requirement has resulted in an increase in provisions of GBP314 million at 1 January 2005, which, after tax, has resulted in a reduction in shareholders' equity of GBP221 million. This is not a reflection of any change in credit quality as there has been no change in the level of expected cash recoveries.


Netting (IAS 32)

IFRS prohibits financial assets and financial liabilities from being offset unless there is a legal right of set-off and the asset and liability are in practice normally settled on a net basis. In the banking business, this will result in the grossing-up on the balance sheet of certain assets and liabilities subject to set-off arrangements that were presented net under UK GAAP.


As a result of this change, at 1 January 2005 balance sheet footings have been increased by GBP10.2 billion principally reflecting the grossing up of corporate loans and deposits and inter-bank derivative balances, which although subject to set-off arrangements, will not be settled on a net basis.


Derivatives, hedging and investment securities (IAS 39)

The Group enters into derivative contracts for both trading purposes and to hedge exposures arising from within the banking book. Under UK GAAP trading derivatives were carried at fair value but hedging derivatives were accounted for on the same basis as the underlying hedged item, mainly on an accruals basis. IAS 39 requires that all derivative contracts are carried at fair value on the Group's balance sheet and movements in their fair value are reflected in the income statement; this results in a mismatch between the accounting and the underlying economics where the Group has hedged its economic risk resulting from the different treatment of the derivative and the underlying hedged position.

LLOYDS TSB GROUP - TRANSITION TO IFRS


The Group has not changed the way it hedges its economic exposures as a result of the implementation of IFRS, but the Group seeks to mitigate the resulting income statement volatility by the application of hedge accounting. The Group uses two of the permitted kinds of hedge accounting: fair value and cash flow hedge accounting. The Group makes greater use of fair value hedge accounting which seeks to match, in the income statement, changes in the fair value of the hedged risk with the changes in the fair value of the related derivatives. Cash flow hedge accounting is being used to a lesser extent; adjustments reflecting the movements in the fair values of the derivatives concerned are made to a separate reserve in equity and recycled to the income statement when the hedged cash flows affect income.


IFRS contains detailed requirements for designation and documentation of hedge relationships and testing their effectiveness. To the extent that a hedge is ineffective, the impact is immediately reflected in the income statement. Although the Group intends to mitigate the volatility arising from the requirement to fair value all derivatives as far as possible, this will be a source of increased volatility in the income statement in 2005 and beyond. An adjustment has been made at 1 January 2005 to measure all derivatives at their fair value and to reflect the establishment as at that date of compliant hedging relationships. The overall effect has been to reduce shareholders' equity by GBP192 million.


Under UK GAAP debt securities held for continuing use in the business were classified as investment securities and carried in the balance sheet at cost
less any provisions for permanent diminution in value.   IAS 39 introduces
strict requirements to be met before debt securities can be carried at amortised cost and the Group has determined that it does not meet these. Accordingly debt securities previously classified as investment securities have been reclassified as available-for-sale and valued at their fair values at 1 January 2005. Equity shares may not be carried at cost under IAS 39 and these have also been reclassified as available-for-sale. The effect of this reclassification has been to increase shareholders' equity at 1 January 2005 by GBP28 million.


Going forward, movements in the fair values of these available-for-sale securities will be reflected in equity and the cumulative gain or loss recycled through the income statement upon disposal or impairment.


Insurance (IFRS 4, IAS 39)

IFRS 4, which introduces a revised definition of an insurance contract, applies to insurance contracts as well as investment contracts with discretionary participation features. Such investment contracts entitle the holder to receive additional discretionary benefits (bonuses) depending on performance and are referred to as participating investment contracts.


Investment contracts that are not within the scope of IFRS 4 are accounted for as financial instruments under IAS 39. The principal effects of this change on the accounting for non-participating investment contracts is the removal of that portion of the embedded value which represents the value of in-force business relating to those contracts, the recognition of an asset for deferred acquisition costs, and the deferral of up-front fees received for investment management services; deferred acquisition costs and deferred up-front fees are amortised over the period of the provision of investment management services.

LLOYDS TSB GROUP - TRANSITION TO IFRS


For those contracts within the scope of IFRS 4, accounting practices are largely unchanged except for the modifications introduced by FRS 27 which is dealt with separately below.


The effect of this change is to reduce shareholders' equity at 1 January 2005 by GBP836 million.


Accounting for insurance business is an area which is currently subject to review by the IASB and further changes are expected in the future, although the exact timing and form that these changes may take remains uncertain.


Life assurance (FRS 27)

Following the implementation of FRS 27, the Group excludes from the value of in-force business recognised in the balance sheet any amounts that reflect future investment margins and measures the liabilities of the Scottish Widows With-Profits Fund in accordance with the realistic capital regime of the Financial Services Authority. This basis includes a realistic valuation of guarantees and options embedded within products written by the With-Profits Fund. The principal effect of these new requirements is on the measurement of the in-force business, as the valuation of the With-Profits Fund on a realistic basis reduces the expected income to the shareholder from that fund. Changes in the valuation are reflected in the income statement and because this is market related it is inherently volatile.


The effect of these changes has been to reduce shareholders' equity at 1 January 2005 by GBP230 million.


Equity to debt reclassification (IAS 32)

The classification of the majority of the Group's capital and subordinated debt instruments will continue to follow their UK GAAP treatment, however, the limited voting ordinary shares will be reclassified as debt. This is because under the terms of the agreement with the four Lloyds TSB Foundations, which are the holders of the limited voting ordinary shares, the Group is committed to making an annual payment, equivalent to 1 per cent of the consolidated pre-tax profit, averaged over three years. In addition, the Group's preferred securities, which were treated as non-equity minority interests under UK GAAP, will be reclassified as debt because the coupon payment is not discretionary. Distributions on these securities will be shown as interest expense rather than as minority interests.


The effect of these reclassifications is to reduce shareholders' equity by GBP20 million and minority interests by GBP550 million at 1 January 2005; long-term borrowings increase by GBP570 million.


Derecognition of financial liabilities (IAS 39)

Under IFRS a financial liability may only be removed from the balance sheet after it has been settled, it has expired or alternatively the debtor has been legally released from the liability, either by process of law or by the creditor. Upon adoption of IFRS, certain financial liabilities in respect of which amounts had been released to the profit and loss account under UK GAAP on the basis that the likelihood of their settlement was remote have been remeasured as at 1 January 2005 to reflect the entire legal obligation.

LLOYDS TSB GROUP - TRANSITION TO IFRS


At 1 January 2005 the effect of the remeasurement is to increase liabilities by GBP184 million which, after tax, has resulted in a reduction in shareholders' equity of GBP131 million.





Helen A Weir
Group Finance Director
26 May 2005



The financial information presented contains details of the transitional adjustments required to restate the Group's financial information under IFRS. Future presentation of restated financial information may be in a different format. The transitional adjustments presented have been calculated on the basis of the specific facts of the transaction and should not be used as indicators of future adjustments between UK GAAP and IFRS that will be required.

LLOYDS TSB GROUP - TRANSITION TO IFRS


 SPECIAL PURPOSE AUDIT REPORT OF PRICEWATERHOUSECOOPERS LLP TO LLOYDS TSB GROUP PLC (THE 'COMPANY') ON ITS INTERNATIONAL FINANCIAL REPORTING STANDARDS ('IFRS')
                             FINANCIAL INFORMATION


We have audited the accompanying consolidated IFRS balance sheets of Lloyds TSB Group plc and its subsidiaries (the 'Group') as at 1 January 2004 and 31 December 2004, the related consolidated IFRS income statement for the year ended 31 December 2004, the 1 January 2005 balance sheet and transition adjustments relating to the adoption of IAS 32, IAS 39 and IFRS 4 set out on pages 7, 8 and 9 and the associated IFRS 1 reconciliations and consolidated IFRS statement of changes in equity for the year ended 31 December 2004 set out on pages 35 to 42 prepared in accordance with the basis of preparation and the provisional accounting policies set out on pages 20 to 34 (hereinafter referred to as the ' IFRS financial information').

In addition to the above noted opening and year end balance sheets, full year income statement and associated IFRS reconciliations, included with the financial information set out on pages 7, 8 and 9 are the half-year balance sheet, half-year income statements and associated IFRS reconciliations. We have not audited the half-year balance sheet, half-year income statements and associated IFRS reconciliations and these are not covered by this opinion and do not form part of the above defined IFRS financial information.

The IFRS financial information has been prepared by the Group as part of its transition to IFRS and to establish the financial position, and results of operations of the Group to provide the comparative financial information expected to be included in the first complete set of consolidated IFRS financial statements of the Group for the year ended 31 December 2005.

Respective responsibilities of Directors and PricewaterhouseCoopers LLP

The Directors of the Company are responsible for the preparation of the consolidated IFRS financial information which has been prepared as part of the Group's transition to IFRS. Our responsibilities, as independent auditors, are established in the United Kingdom by the Auditing Practices Board, our profession's ethical guidance and the terms of our engagement. Under the terms of engagement we are required to report to you our opinion as to whether the IFRS financial information has been prepared, in all material respects, in accordance with the basis of preparation and provisional accounting policies set out on pages 22 to 34.

This report, including the opinion, has been prepared for, and only for, the Company for the purposes of assisting with the Group's transition to IFRS and for no other purpose. To the fullest extent permitted by law, we do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We read the other information contained in this document and consider its implications for our report if we become aware of any apparent misstatements or material inconsistencies with the above defined IFRS financial information.

LLOYDS TSB GROUP - TRANSITION TO IFRS


Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the UK Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the IFRS financial information. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the IFRS financial information, and of whether the accounting policies are appropriate to the Group's circumstances and adequately disclosed.


We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the IFRS financial information is free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the IFRS financial information.


Emphasis of matter

Without qualifying our opinion, we draw your attention to the fact that the IFRS financial information may require adjustment before its inclusion as comparative information in the Group's first set of IFRS financial statements for the year ended 31 December 2005. This is because Standards currently in issue and adopted by the EU are subject to interpretation issued from time to time by the International Financial Reporting Interpretations Committee (IFRIC) and further Standards may be issued by the International Accounting Standards Board (IASB) that will be adopted for financial years beginning on or after 1 January 2005.


Additionally, without qualifying our opinion, IFRS is currently being applied in the United Kingdom and in a large number of other countries simultaneously for the first time. Furthermore, due to a number of new and revised Standards included within the body of Standards that comprise IFRS, there is not yet a significant body of established practice on which to draw in forming opinions regarding interpretation and application. Accordingly, practice is continuing to evolve. At this preliminary stage, therefore, the full financial effect of reporting under IFRS as it will be applied and reported on in the Group's first IFRS financial statements for the year ended 31 December 2005 may be subject to change.


Opinion

In our opinion, the accompanying IFRS financial information comprising the consolidated IFRS balance sheets as at 1 January 2004 and 31 December 2004, the related consolidated IFRS income statement for the year ended 31 December 2004, the 1 January 2005 balance sheet and transition adjustments relating to the adoption of IAS 32, IAS 39 and IFRS 4, set out on pages 7, 8 and 9 and the associated IFRS 1 reconciliations and consolidated IFRS statement of changes in equity for the year ended 31 December 2004 set out on pages 35 to 42, have been prepared, in all material respects, in accordance with the basis of preparation and the provisional accounting policies set out on pages 20 to 34, which describe how IFRS have been applied under IFRS 1 and the policies expected to be adopted when the directors of the Company prepare the first complete set of IFRS financial statements of the Group for the year ended 31 December 2005.


PricewaterhouseCoopers LLP
Chartered Accountants
Southampton
26 May 2005

LLOYDS TSB GROUP - TRANSITION TO IFRS

                                                                      Appendix 1

                              BASIS OF PREPARATION


The financial information has been prepared under the historical cost convention, as modified by the revaluation of investment properties, available-for-sale financial assets, financial assets at fair value through profit or loss and all derivative contracts, on the basis of International Financial Reporting Standards ('IFRS') as endorsed by the EU. IFRS comprises accounting standards prefixed IFRS issued by the International Accounting Standards Board ('IASB') and those prefixed IAS issued by the IASB's predecessor body as well as interpretations issued by the International Financial Reporting Interpretations Committee and its predecessor body.

Further standards and interpretations may be issued that could be applicable for financial years ending in 2005 or later accounting periods but with the option for earlier adoption. The Group's first annual IFRS financial statements may, therefore, be prepared in accordance with different accounting policies to those used in the preparation of the financial information in this document. IFRS is also being applied in the EU and other countries for the first time and practice on which to draw in applying the standards is still developing. Consequently, the financial information in this document could be subject to change.

The EU endorsed version of IAS 39 relaxes some of the hedge accounting requirements and prohibits the designation of financial liabilities at fair value through profit or loss. The Group has not taken advantage of any of the relaxed hedge accounting requirements and does not designate any financial liabilities at fair value through profit or loss. Consequently, the financial information herein has also been prepared in accordance with all extant accounting standards and interpretations issued by the IASB.

The financial information has also been prepared in accordance with FRS 27 which requires liabilities to life assurance policyholders to be measured on a realistic basis and which excludes future investment margins from the value of in-force business. As noted in the table below, FRS 27 is applied from 1 January 2005 without restating 2004 comparatives.

The rules for first time adoption of IFRS are set out in IFRS 1 First-time Adoption of International Financial Reporting Standards. IFRS 1 requires us to determine our IFRS accounting policies and apply these retrospectively to determine our opening balance sheet position under IFRS at the date of transition. Details of the provisional IFRS accounting policies are set out in Appendix 2. IFRS 1 allows a number of mandatory exceptions and voluntary exemptions and the impact of each mandatory exception and the voluntary exemptions that the Group chooses to apply are outlined below.

LLOYDS TSB GROUP - TRANSITION TO IFRS


Mandatory exception                        Impact for LTSB
Estimates                                  The Group's estimates at the date of transition are consistent with those under UK GAAP.


Assets held for sale and discontinued      The Group has no transactions prior to 1 January 2005 that are
operations                                 affected by the transitional requirements of IFRS 5 "Non-current
                                           Assets Held for Sale and Discontinued Operations".


Derecognition of financial instruments     Financial instruments derecognised before 1 January 2004 have not been re-recognised by the Group under IFRS.


Hedge accounting                           IFRS compliant hedge accounting is applied by the Group from 1
                                           January 2005.
Voluntary exemption
Business combinations                      By electing to apply IFRS 3 "Business Combinations" on a
                                           prospective basis from 1 January 2004, the Group has not restated
                                           past acquisitions and mergers.  Goodwill previously written off to reserves has not been reinstated and no additional intangible assets have been recognised in this regard.


                                           Under UK GAAP, the Group has recognised all cumulative actuarial gains and losses and elects to apply this treatment at the date
Employee benefits                          of transition to IFRS.


Cumulative translation adjustment          The Group has opted to reset the cumulative translation
                                           difference on adoption of IFRS to zero.


Comparatives for financial instruments and The Group has chosen not to restate comparatives for IAS 32 and
designation of financial assets            IAS 39, but to reflect the impact of these standards through adjustments to shareholders' equity as at 1 January 2005.  At this date the Group has designated various financial assets as at fair value through profit or loss or as available-for-sale.  The
                                           Group has applied UK GAAP to financial instruments and hedging transactions for its 2004 comparatives.


Share-based payments                       The Group has elected to apply IFRS 2 to equity instruments that were granted before 7 November 2002.


Insurance contracts                        The Group has chosen not to restate its comparatives for IFRS 4 and will apply previous UK GAAP.  FRS 27 has been applied from 1
                                           January 2005 and comparatives have not been restated.



LLOYDS TSB GROUP - TRANSITION TO IFRS

                                                                      Appendix 2

                      PROVISIONAL IFRS ACCOUNTING POLICIES


This appendix sets out the accounting policies that the Group expects to apply from 1 January 2005; full details of the Group's previous accounting policies can be found on pages 65 to 68 of the 2004 annual report.


(a) Consolidation

The assets, liabilities and results of Group undertakings are included in the financial statements on the basis of accounts made up to the reporting date. Group undertakings include all entities over which the Group has the power to govern the financial and operating policies which generally accompanies a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Group undertakings are fully consolidated from the date on which control is transferred to the Group; they are de-consolidated from the date that control ceases. Intra-Group transactions, balances and unrealised gains and losses on transactions between Group companies are eliminated.


(b) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the identifiable net assets of the acquired entity at the date of acquisition. Goodwill is recognised as an asset at cost and is tested at least annually for impairment. If an impairment is identified the carrying value of the goodwill is written down immediately through the income statement and is not subsequently reversed. At the date of disposal of a Group undertaking, the attributable amount of goodwill is included in the calculation of the profit or loss on disposal.


Goodwill arising on acquisitions prior to 1 January 2004, the date of transition to IFRS, has been retained at the balance sheet amount at that date and has been tested for impairment at that date. Goodwill previously written off directly to reserves under UK GAAP has not been reinstated and will not be included in calculating any subsequent profit or loss on disposal.


(c) Revenue recognition

Interest income and expense are recognised in the income statement for all interest-bearing financial instruments, including loans and advances, using the effective interest method. The effective interest method is a method of calculating the amortised cost of a financial asset or liability and of allocating the interest income or interest expense. The effective interest rate is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the future cash flows are estimated after considering all the contractual terms of the instrument but not future credit losses. The calculation includes all amounts paid or received by the Group that are an integral part of the overall return, direct incremental transaction costs related to the acquisition, issue or disposal of a financial instrument and all other premiums or discounts. Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is recognised using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss (see i).

LLOYDS TSB GROUP - TRANSITION TO IFRS


Fees and commissions which are not an integral part of the effective interest rate are generally recognised when the service has been provided. Loan commitment fees for loans that are likely to be drawn down are deferred (together with related direct costs) and recognised as an adjustment to the effective interest rate on the loan. Loan syndication fees are recognised as revenue when the syndication has been completed and the Group retains no part of the loan package for itself or retains a part at the same effective interest rate for all interest-bearing financial instruments, including loans and advances, as for the other participants.


The Group receives investment management fees in respect of services rendered in conjunction with the issue and management of investment contracts where the Group actively manages the consideration received from its customers to fund a return that is based on the investment profile that the customer selected on origination of the instrument. These services comprise an indeterminate number of acts over the lives of the individual contracts and, therefore, the Group recognises these fees on a straight-line basis over the estimated lives of the contracts.


Revenue recognition policies specific to life assurance and general insurance business, except for investment management fees as noted above, are detailed below (see q).


(d) Trading securities, available-for-sale financial assets and other financial assets at fair value through profit or loss

Debt securities and equity shares acquired principally for the purpose of selling in the short term or which are part of a portfolio which is managed for short-term gains are classified as trading securities and recognised in the balance sheet at their fair value. Gains and losses arising from changes in their fair value are recognised in the income statement in the period in which they occur.


Other financial assets at fair value through profit or loss are designated as such by management upon initial recognition. Such assets are carried in the balance sheet at their fair value and gains and losses recognised in the income statement in the period in which they occur. Financial assets are only designated as at fair value through profit or loss when doing so results in more relevant information because it eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the assets or recognising gains or losses on them on a different basis.


The fair value of assets traded in active markets is based on current bid prices. If the market is not active the Group establishes a fair value by using valuation techniques. These include the use of recent arm's-length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants.


Debt securities and equity shares, other than those classified as trading securities or at fair value through profit or loss, are classified as available-for-sale and recognised in the balance sheet at their fair value. Gains and losses arising from changes in the fair value of investments classified as available-for-sale are recognised directly in equity, until the financial asset is either sold, becomes impaired or matures, at which time the cumulative gain or loss previously recognised in equity is recognised in the income statement. Interest calculated using the effective interest method is recognised in the income statement; dividends on available-for-sale equity instruments are recognised in the income statement when the Group's right to receive payment is established.

LLOYDS TSB GROUP - TRANSITION TO IFRS


Purchases and sales of securities and other financial assets at fair value through profit or loss are recognised on trade date, being the date that the Group is committed to purchase or sell an asset.


(e) Loans and advances to banks and customers

Loans and advances to banks and customers are accounted for at amortised cost using the effective interest method, except those which the Group intends to sell in the short term and which are accounted for at fair value, with the gains and losses arising from changes in their fair value reflected in the income statement.


(f) Sale and repurchase agreements

Securities sold subject to repurchase agreements ('repos') are reclassified in the financial statements as assets pledged when the transferee has the right by contract or custom to sell or repledge the collateral; the counterparty liability is included in deposits from banks or customer accounts, as appropriate. Securities purchased under agreements to resell ('reverse repos') are recorded as loans and advances to banks or customers, as appropriate. The difference between sale and repurchase price is treated as interest and accrued over the life of the agreements using the effective interest method. Securities lent to counterparties are also retained in the financial statements.


Securities borrowed are not recognised in the financial statements, unless these are sold to third parties, in which case the obligation to return them is recorded at fair value as a trading liability.


(g) Derivative financial instruments and hedge accounting

All derivatives are recognised at their fair value. Fair values are obtained from quoted market prices in active markets, including recent market transactions, and using valuation techniques, including discounted cash flow and options pricing models, as appropriate. Derivatives are carried in the balance sheet as assets when their fair value is positive and as liabilities when their fair value is negative.


The method of recognising the movements in the fair value of the derivatives depends on whether they are designated as hedging instruments, and if so, the nature of the item being hedged. Derivatives may only be designated as hedges provided certain strict criteria are met. At the inception of a hedge its terms must be clearly documented and there must be an expectation that the derivative will be highly effective in offsetting changes in the fair value or cash flow of the hedged risk. The effectiveness of the hedging relationship must be tested throughout its life and if at any point it is concluded that it is no longer highly effective in achieving its objective the hedge relationship is terminated.

LLOYDS TSB GROUP - TRANSITION TO IFRS


The Group designates certain derivatives as either: (1) hedges of the fair value of the interest rate risk inherent in recognised assets or liabilities (fair value hedges); or, (2) hedges of highly probable future cash flows attributable to recognised assets or liabilities (cash flow hedges). These are accounted for as follows:


(1) Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. If the hedge no longer meets the criteria for hedge accounting, changes in the fair value of the hedged risk are no longer recognised in the income statement; the adjustment that has been made to the carrying amount of a hedged item is amortised to the income statement over the period to maturity.


(2) Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement. Amounts accumulated in equity are recycled to the income statement in the periods in which the hedged item affects profit or loss. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.


Changes in the fair value of any derivative instrument that is not part of a hedging relationship are recognised immediately in the income statement.


Derivatives embedded in other financial instruments are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not carried at fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognised in the income statement.


(h) Offset

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right of set-off and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.


(i) Impairment

(1) Assets accounted for at amortised cost

At each balance sheet date the Group assesses whether, as a result of one or more events occurring after initial recognition, there is objective evidence that a financial asset or group of financial assets has become impaired. Evidence of impairment may include indications that the borrower or group of borrowers are experiencing significant financial difficulty, default or delinquency in interest or principal payments, or the debt being restructured to reduce the burden on the borrower.

LLOYDS TSB GROUP - TRANSITION TO IFRS


If there is objective evidence that an impairment loss has been incurred, a provision is established which is calculated as the difference between the balance sheet carrying value of the asset and the present value of estimated future cash flows discounted at that asset's original effective interest rate. For the Group's portfolios of smaller balance homogenous loans, such as the residential mortgage, personal lending and credit card portfolios, provisions are calculated for groups of assets taking into account historic cash flow experience. For the Group's other lending portfolios, provisions are established on a case by case basis. If an asset has a variable interest rate, the discount rate used for measuring the impairment loss is the current effective interest rate. The calculation of the present value of the estimated future cash flows of a collateralised asset or group of assets reflects the cash flows that may result from foreclosure less the costs of obtaining and selling the collateral, whether or not foreclosure is probable.


If there is no objective evidence of individual impairment the asset is included in a group of financial assets with similar credit risk characteristics and collectively assessed for impairment. Segmentation takes into account the type of asset, industry, geographical location, collateral type, past-due status and other relevant factors. These characteristics are relevant to the estimation of future cash flows for groups of such assets as they are indicative of the borrower's ability to pay all amounts due according to the contractual terms of the assets being evaluated. Future cash flows are estimated on the basis of the contractual cash flows of the assets in the group and historical loss experience for assets with similar credit risk characteristics. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not exist currently. The methodology and assumptions used for estimating future cash flows are reviewed regularly by the Group to reduce any differences between loss estimates and actual loss experience.


If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, such as an improvement in the borrower's credit rating, the provision is adjusted and the amount of the reversal is recognised in the income statement.


When a loan or advance is uncollectable, it is written off against the related provision once all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off decrease the amount of impairment losses recorded in the income statement.


(2) Available-for-sale assets

The Group assesses at each balance sheet date whether there is objective evidence that an available-for-sale asset is impaired. In addition to the factors set out above, a significant or prolonged decline in the fair value of the asset below its cost is considered in determining whether an impairment loss has been incurred. If an impairment loss has been incurred, the cumulative loss measured as the difference between the original cost and the current fair value, less any impairment loss on that asset previously recognised, is removed from equity and recognised in the income statement. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised, the impairment loss is reversed through the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.

LLOYDS TSB GROUP - TRANSITION TO IFRS


(j) Investment property

Property held for long-term rental yields and capital appreciation within the long-term assurance funds is classified as investment property. Investment property comprises freehold and long leasehold land and buildings and is carried in the balance sheet at fair value. Fair value is based on active market prices, adjusted, if necessary, for any difference in the nature, location or condition of the specific asset. If this information is not available, the Group uses alternative valuation methods such as discounted cash flow projections or recent prices on less active markets. These valuations are reviewed annually by an independent valuation expert. Investment property being redeveloped for continuing use as investment property, or for which the market has become less active, continues to be measured at fair value. Changes in fair values are recorded in the income statement.


(k) Fixed assets

Fixed assets are included at cost less depreciation. Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate the difference between the cost and the residual value over their estimated useful lives, as follows:


 - Freehold/long and short leasehold premises: shorter of 50 years or the remaining period of the lease

 - Leasehold improvements: shorter of 10 years or the remaining period of the lease

 -  Fixtures and furnishings: 10-20 years.

 -  Other equipment and motor vehicles: 3-8 years.


The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.


Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In the event that an asset's carrying amount is determined to be greater than its recoverable amount it is written down immediately.


(l) Leases

(1) As lessee

The leases entered into by the Group are primarily operating leases. Operating lease rentals are charged to the income statement on a straight-line basis over the period of the lease.


When an operating lease is terminated before the end of the lease period, any payment made to the lessor by way of penalty is recognised as an expense in the period of termination.


(2) As lessor

Assets leased to customers are classified as finance leases if the lease agreements transfer substantially all the risks and rewards of ownership to the lessee; all other leases are classified as operating leases. When assets are held subject to a finance lease, the present value of the lease payments is recognised as a receivable within loans and advances to banks and customers. Finance lease income is recognised over the term of the lease using the net investment method (before tax) reflecting a constant periodic rate of return.

LLOYDS TSB GROUP - TRANSITION TO IFRS


Operating lease assets are included within fixed assets at cost and depreciated over the life of the lease after taking into account anticipated residual values. Operating lease rental income is recognised on a straight line basis over the life of the lease.


(m) Borrowings

Borrowings are recognised initially at fair value, being their issue proceeds net of transaction costs incurred. Borrowings are subsequently stated at amortised cost using the effective interest method.


Preference shares and other instruments which carry a mandatory coupon or are redeemable on a specific date are classified as financial liabilities. The coupon on these instruments is recognised in the income statement as interest expense.


(n) Pensions and other post-retirement benefits

The Group operates a number of post-retirement benefit schemes for its employees including both defined benefit and defined contribution pension plans. A defined benefit scheme is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, dependent on one or more factors such as age, years of service and salary. A defined contribution plan is a pension plan into which the Group pays fixed contributions; there is no legal or constructive obligation to pay further contributions.


Full actuarial valuations of the Group's principal defined benefit schemes are carried out every three years with interim reviews in the intervening years; these valuations are updated to 31 December each year by qualified independent actuaries, or in the case of the Scottish Widows Retirement Benefits Scheme, by a qualified actuary employed by Scottish Widows. For the purposes of these annual updates scheme assets are included at their fair value and scheme liabilities are measured on an actuarial basis using the projected unit credit method adjusted for unrecognised actuarial gains and losses. The defined benefit scheme liabilities are discounted using rates equivalent to the market yields at the balance sheet date on high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability. The resulting net surplus or deficit is included in the Group's balance sheet. Surpluses are only recognised to the extent that they are recoverable through reduced contributions in the future or through refunds from the schemes.


The Group's income statement includes the current service cost of providing pension benefits, the expected return on the schemes' assets, net of expected administration costs, and the interest cost on the schemes' liabilities. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are not recognised unless the cumulative unrecognised gain or loss at the end of the previous reporting period exceeds the greater of 10% of the scheme assets or liabilities. In these circumstances the excess is charged or credited to the income statement over the employees' expected average remaining working lives. Past-service costs are charged immediately to the income statement, unless the changes are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortised on a straight-line basis over the vesting period.

LLOYDS TSB GROUP - TRANSITION TO IFRS


The costs of the Group's defined contribution plans are charged to the income statement in the period in which they fall due.


(o) Share-based compensation

The Group operates a number of equity-settled, share-based compensation plans. The value of the employee services received in exchange for equity instruments granted under these plans is recognised as an expense over the vesting period of the instruments, with a corresponding increase in equity. This expense is determined by reference to the fair value of the number of equity instruments that are expected to vest. The fair value of equity instruments granted is based on market prices, if available, at the date of grant. In the absence of market prices, the fair value of the instruments at the date of grant is estimated using an appropriate valuation technique, such as a Black-Scholes option pricing model. The determination of fair values excludes the impact of any non-market vesting conditions, which are included in the assumptions used to estimate the number of options that are expected to vest. At each balance sheet date, this estimate is reassessed and if necessary revised. Any revision of the original estimate is recognised in the income statement over the remaining vesting period, together with a corresponding adjustment to equity.


(p) Income taxes, including deferred income taxes

Current income tax which is payable on taxable profits is recognised as an expense in the period in which the profits arise.


Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax is determined using tax rates that have been enacted or announced by the balance sheet date that are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled.


Deferred tax assets are recognised where it is probable that future taxable profit will be available against which the temporary differences can be utilised. Deferred tax is provided on temporary differences arising from investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the difference will not reverse in the foreseeable future. Income tax payable on profits, based on the applicable tax law in each jurisdiction, is recognised as an expense in the period in which those profits arise. The tax effects of losses available for carry forward are recognised as an asset when it is probable that future taxable profits will be available against which these losses can be utilised. Deferred tax related to fair value re-measurement of available-for-sale investments and cash flow hedges, which are charged or credited directly to equity, is also credited or charged directly to equity and is subsequently recognised in the income statement together with the deferred gain or loss.


Deferred and current tax assets and liabilities are offset when they arise in the same tax reporting group and where there is both a legal right of offset and the intention to settle on a net basis or to realise the asset and settle the liability simultaneously.

LLOYDS TSB GROUP - TRANSITION TO IFRS


(q) Insurance

The Group undertakes both life assurance and general insurance business. The general insurance business issues insurance contracts only. The life assurance business issues insurance contracts and investment contracts.


Insurance contracts are those contracts which transfer significant insurance risk. As a general guideline, the Group defines as significant insurance risk the possibility of having to pay benefits on the occurrence of an insured event which are at least 5% more than the benefits payable if the insured event were not to occur. Investment contracts are those contracts which carry no significant insurance risk.


A number of insurance and investment contracts contain a discretionary participation feature which entitles the holder to receive, as a supplement to guaranteed benefits, additional benefits or bonuses that are likely to be a significant portion of the total contractual benefits and whose amount or timing is contractually at the discretion of the Group and based on the performance of specified assets. Contracts containing a discretionary participation feature are referred to as participating contracts.


The Group applies UK generally accepted accounting principles for insurance and participating investment contracts modified, as necessary, to comply with the requirements of IFRS. For insurance and participating contracts issued by the life assurance business, this includes continued application of the embedded value basis of accounting although, as described below, the underlying contracts are presented separately from the value of in-force life assurance business in respect of those contracts. Investment contracts that are non-participating are accounted for as financial instruments.


(1) Life assurance business

(i) Accounting for life insurance contracts and participating investment contracts

The majority of the life insurance contracts issued by the Group are long-term life assurance contracts. The Group also issues life insurance contracts to protect customers from the consequences of events (such as death, critical illness or disability) that would affect the ability of the customer or their dependents to maintain their current level of income. Guaranteed benefits paid on occurrence of the specified insurance event are either fixed or linked to the extent of the economic loss suffered by the policyholder.


Premiums

Premiums received in respect of life insurance contracts and participating investment contracts are recognised as revenue when due and are shown before deduction of commission. Benefits are recorded as an expense when they are incurred.


Liabilities - life insurance contracts or participating investment contracts which are not unit-linked

A liability for contractual benefits that are expected to be incurred in the future is recorded when the premiums are recognised. The liability is calculated by estimating the future cash flows over the duration of in-force policies and discounting them back to the valuation date allowing for probabilities of occurrence. The liability will vary with movements in interest rates and with the cost of life assurance and annuity benefits where future mortality is uncertain. Assumptions are made in respect of all material factors affecting future cash flows, including future interest rates, mortality and costs.

LLOYDS TSB GROUP - TRANSITION TO IFRS


Liabilities - life insurance contracts or participating investment contracts which are unit-linked

Allocated premiums in respect of unit-linked contracts that are either life insurance contracts or participating investment contracts are recognised as liabilities. These liabilities are increased or reduced by the change in the unit prices and are reduced by policy administration fees, mortality and surrender charges and any withdrawals and include any amounts necessary to compensate the Group for services to be performed over future periods. The mortality charges deducted in each period from the policyholders as a group are considered adequate to cover the expected total death benefit claims in excess of the contract account balances in each period and hence no additional liability is established for these claims. Revenue consists of fees deducted for mortality, policy administration and surrender charges. Interest or changes in the unit prices credited to the account balances and excess benefit claims in excess of the account balances incurred in the period are charged as expenses in the income statement.


Value of in-force life assurance business

The Group recognises as an asset the value of in-force life assurance business in respect of life insurance contracts and participating investment contracts. The asset, which represents the present value of future profits expected to arise from these contracts, is determined by projecting the future surpluses and other net cash flows arising from life insurance contract and participating investment contract business written by the balance sheet date but excluding any future investment margins, using appropriate economic and actuarial assumptions, and discounting the result at a rate which reflects the Group's overall risk premium attributable to this business. The asset in the consolidated balance sheet and movements in the asset in the income statement are determined and shown on a net of tax basis.


Unallocated surplus

The Group has an obligation to pay policyholders a specified portion of all interest and realised gains and losses arising from the assets backing participating contracts. Any amounts not yet determined as being due to policyholders are recognised as a liability which is shown separately from other liabilities.


Realistic liabilities

Liabilities of the Group's with-profits life fund, including guarantees and options embedded within products written by that fund, are stated at their realistic values in accordance with the Financial Services Authority's realistic capital regime.


(ii) Accounting for non-participating investment contracts

All of the Group's non-participating investment contracts are unit-linked. These contracts are accounted for as financial liabilities whose value is contractually linked to the fair values of financial assets within the Group's unitised investment funds. The value of the unit-linked financial liabilities is determined using current unit prices multiplied by the number of units attributed to the contract holders at the balance sheet date. Their value is never less than the amount payable on surrender, discounted for the required notice period where applicable.

LLOYDS TSB GROUP - TRANSITION TO IFRS


The element of premiums and claims in respect of non-participating investment contracts which is invested on behalf of the contract holder is excluded from the income statement, with all movements in the contract holder liability and related assets recorded in the balance sheet. Details of the basis of revenue recognition for the related investment management fees are set out above (see c).


Directly incremental commissions that vary with and are related to either securing new or renewing existing non-participating investment contracts are capitalised as an intangible asset; all other costs are recognised as expenses when incurred. This asset is subsequently amortised over the period of the provision of investment management services and is reviewed for impairment in circumstances where its carrying amount may not be recoverable. If the asset is greater than its recoverable amount it is written down immediately.


(2) General insurance business

The Group both underwrites and acts as intermediary in the sale of general insurance products. Underwriting premiums are included, net of refunds, in the period in which insurance cover is provided to the customer; premiums received relating to future periods are deferred and only credited to the income statement when earned. Where the Group acts as intermediary, commission income is included in the income statement at the time that the underwriter accepts the risk of providing insurance cover to the customer. Where appropriate, provision is made for the effect of future policy terminations based upon past experience.


The underwriting business makes provision for the estimated cost of claims notified but not settled and claims incurred but not reported at the balance sheet date. The provision for the cost of claims notified but not settled is based upon a best estimate of the cost of settling the outstanding claims after taking into account all known facts. In those cases where there is insufficient information to determine the required provision, statistical techniques are used which take into account the cost of claims that have recently been settled and make assumptions about the future development of the outstanding cases. Similar statistical techniques are used to determine the provision for claims incurred but not reported at the balance sheet date.


(3) Liability adequacy test

At each balance sheet date liability adequacy tests are performed to ensure the adequacy of insurance and participating investment contract liabilities. In performing these tests current best estimates of future contractual cash flows and claims handling and administration expenses, as well as investment income from the assets backing such liabilities, are used. Any deficiency is immediately charged to profit or loss by establishing a provision for losses arising from liability adequacy tests.


(4) Reinsurance

Contracts entered into by the Group with reinsurers under which the Group is compensated for losses on one or more contracts issued by the Group and that meet the classification requirements for insurance contracts are classified as reinsurance contracts held. Insurance contracts entered into by the Group under which the contract holder is another insurer (inwards reinsurance) are included with insurance contracts.

LLOYDS TSB GROUP - TRANSITION TO IFRS


The benefits to which the Group is entitled under its reinsurance contracts held are recognised as reinsurance assets. These assets consist of short term balances due from reinsurers as well as longer term receivables that are dependent on the expected claims and benefits arising under the related reinsured insurance contracts. Amounts recoverable from or due to reinsurers are measured consistently with the amounts associated with the reinsured insurance contracts and in accordance with the terms of each reinsurance contract. Reinsurance liabilities are primarily premiums payable for reinsurance contracts and are recognised as an expense when due.


The Group assesses its reinsurance assets for impairment on the same basis as for financial assets held at amortised cost (see i).


(r) Foreign currency translation

(1) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). The consolidated financial statements are presented in sterling, which is the Company's functional and presentation currency.


(2) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges. Translation differences on non-monetary items, such as equities held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation differences on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the fair value reserve in equity.


(3) Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii) income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(iii) all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities are taken to shareholders' equity. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.


Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

LLOYDS TSB GROUP - TRANSITION TO IFRS


(s) Provisions

Provisions are recognised in respect of present obligations arising from past events where it is probable that outflows of resources will be required to settle the obligations and they can be reliably estimated.


The Group recognises provisions in respect of vacant leasehold property where the unavoidable costs of the future obligations exceed anticipated rental income.


Contingent liabilities are possible obligations whose existence depends on the outcome of uncertain future events or those present obligations where the outflows of resources are uncertain or cannot be measured reliably. Contingent liabilities are not recognised in the financial statements but are disclosed unless they are remote.


(t) Dividends

Dividends on ordinary shares are recognised in equity in the period in which they are paid.


Further appendices containing detailed reconciliations of financial information contained within this document are available on the Group's website at www.investorrelations.lloydstsb.com.

contacts


                    For further information please contact:-



                                 Michael Oliver
                         Director of Investor Relations
                              Lloyds TSB Group plc
                                 020 7356 2167
                   E-mail: michael.oliver@ltsb-finance.co.uk


                                   Mary Walsh
                        Director of Corporate Relations
                              Lloyds TSB Group plc
                                 020 7356 2121
                       E-mail: mary.walsh@lloydstsb.co.uk

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:     27 May 2005